SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 14)

BAIRNCO CORPORATION
(Name of Subject Company)
BAIRNCO CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(including the associated Series A Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)

057097107
(CUSIP Number of Class of Securities)

Luke E. Fichthorn, III
Chairman & Chief Executive Officer
Bairnco Corporation
300 Primera Boulevard
Lake Mary, Florida 32746
(407) 875-2222
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)
With Copies to:
Andrew L. Bab, Esq.
John H. Hall, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
(212) 909-6000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amendment No. 14 to Schedule 14D-9
     This Amendment No. 14 amends and supplements the Solicitation/Recommendation Statement on Schedule14D-9 initially filed with the Securities and Exchange Commission (“SEC”) on July 6, 2006, as amended and supplemented by Amendment No.1 filed with the SEC on July 12, 2006, Amendment No. 2 filed with the SEC on July 14, 2006, Amendment No. 3 filed with the SEC on July 28, 2006, Amendment No. 4 filed with the SEC on October 16, 2006 and Amendment No. 5 filed with the SEC on October 20, 2006, and Amendment No. 6 filed with the SEC on January 3, 2007, Amendment No. 7 filed with the SEC on January 17, 2007, Amendment No. 8 filed with the SEC on January 19, 2007, Amendment No. 9 filed with the SEC on January 24, 2007, Amendment No. 10 filed with the SEC on January 26, 2007, Amendment No. 11 filed with the SEC on February 1, 2007, Amendment No. 12 filed with the SEC on February 2, 2007 and Amendment No. 13 filed with the SEC on February 15, 2007 (as amended and supplemented, the “Statement”), by Bairnco Corporation, a Delaware corporation (the “Company” or “Bairnco”), relating to the tender offer by BZ Acquisition Corp., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Steel Partners II, L.P. (“Steel Partners”), to purchase all of the issued and outstanding common stock of the Company for $13.35 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO originally filed by Steel Partners and the Offeror with the SEC on June 22, 2006 (as amended and supplemented, the “Schedule TO”).
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
The Statement is hereby amended to replace in its entirety the second paragraph of item 3(b) by the following:
     “On February 6, 2007, the Company entered into discussions with Steel Partners to explore whether Steel Partners and the Company could reach an agreement regarding a transaction at a price that fully reflects the value of the Company. The discussions with Steel Partners are continuing. The Company does not intend to provide an update on the status of such discussions until such time as a definitive agreement has been reached with Steel Partners or such discussions are terminated. There can be no assurance that any discussions will lead to an agreement or transaction.”
Item 4. The Solicitation or Recommendation.
     (b) Background of the Offer.
The Statement is hereby amended to replace penultimate and antepenultimate paragraphs of Item 4(b) in their entirety with the following paragraph:
     “On February 6, 2007, Mr. Fichthorn contacted Warren Lichtenstein of Steel Partners to discuss the possibility of reaching an agreement as to an increase in the price of the Revised Offer. Mr. Fichthorn and Mr. Lichtenstein determined to explore whether Steel Partners and the Company could reach an agreement regarding a transaction.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

BAIRNCO CORPORATION
By:	/s/ Luke E. Fichthorn III
	Name:	Luke E. Fichthorn III
	Title:	Chairman and Chief Executive Officer

Dated: February 16, 2007

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